                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of 19 February 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE
19
th
February 2009
Allied Irish Banks, p.l.c.
Trading Update

Allied Irish Banks, p.l.c. (“AIB”) [NYSE:AIB] is issuing this update ahead of the announcement on 2nd March 2009 of Group results for the year ended 31st December 2008. The figures quoted in this statement are preliminary estimates and unaudited.

In our Interim Management Statement (IMS) of 5th November 2008 we said that our 2008 earnings per share target was around Eur 120c. We also said that we expected to incur a bad debt charge of
c.75 basis points (bps) of average loans in 2008. Since issuing the IMS key trends have changed. These trends and their likely effect on our 2008 results can be summarised as follows:
•

There have been both income and cost benefits due to management focus and cheaper funding conditions. Sustained income growth and a reduction in costs will create a materially positive gap between their respective rates of change.
•

Asset quality has further deteriorated as economic conditions have worsened. Consequently the bad debt provision requirement has materially increased. We have taken two distinct steps in assessing that requirement
(i)
Acharge of c. 100 bps of average loans has been determined. This comprises c. 63 bps of a specific charge and c. 37 bps of an incurred but not reported (IBNR) charge. This increased charge is relative to the c. 75 bps (c. 45 bps specific, c. 30 bps IBNR) previously guided and this increase, partly offset by the already mentioned better operating performance, would have resulted in 2008 earnings per share of around Eur 114c.
(ii)
We have also taken a further IBNR charge of €500m, c. 37 bps of average loans. This charge is directly related to a portfolio of identified cases, of which c. 75% relates to our Irish property development loan book. Although not currently impaired, this portfolio is showing significant and growing signs of stress as a result of the adverse conditions at the end of 2008. Accordingly, we deem it likely that some of these cases will emerge as requiring specific provisions in 2009 and this further IBNR charge has been created for them and taken in our 2008 accounts.
•

The bad debt charge for 2008 will therefore total c. 137 bps of average loans. Earnings per share for that year are now expected to be around Eur 66c.
•

Core tier one capital ratio at the end of 2008 is now estimated at c. 5.7%. This figure reflects our prudent decision to incur the aforementioned additional IBNR of €500m which reduces the ratio by around
30 bps or from 6%. The recently announced Government recapitalisation of €3.5bn increases the ratio, on a pro forma basis at the end of 2008, to c. 8.2%

Further details of our 2008 performance and outlook will be provided at our results announcement on 2nd March.

-ENDS-

For further information please contact:

Alan Kelly	Catherine Burke
General Manager, Group Finance	Head of Corporate Relations
AIB Group	AIB Group
Dublin 4	Dublin 4
Tel: +353-1-6600311 ext. 12162	Tel: +353-1-6600311 ext. 13894

Forward-looking statements
This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group. In particular, certain statements with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, capital position, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of additional factors that could cause actual results and developments to differ materially from those expressed or implied. These factors include, but are not limited to, changes in economic conditions globally and in the regions in which the Group conducts its business, changes in fiscal or other policies adopted by various governments and regulatory authorities, the effects of competition in the geographic and business areas in which the Group conducts its operations, the ability to increase market share and control expenses, the effects of changes in taxation or accounting standards and practices, acquisitions, future exchange and interest rates and the success of the Group in managing these events. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made.
The Group cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Report may not occur. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  19 February 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.